 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated March 31, 2022, announcing the Company’s final financial results for the full year ended December 31, 2021.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 5, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FINAL YEAR
 RESULTS 2021

2021 HIGHLIGHTS

•	Challenging year for crude tanker markets throughout 2021
•	Oversupply of vessels combined with Omicron variant and slower than expected return to normalised levels of economic activity key drivers of low freight rates
•	Medium term thesis of freight recovery remains intact with supportive industry fundamentals
•	Euronav counter-cyclically invested in 8 new eco-vessels (5 Suezmaxes & 3 VLCCs) at advantageous prices
•	Continued to diversify funding sources with new USD 200 million corporate bond; sustainability linked financing now over 40% of total funding
•	Depreciation charge reduced by USD 100 million per annum as from 2022 and certain cost elements reclassified to ensure comparability within the sector
ANTWERP, Belgium, 31 March 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its final financial results today for the full year to 31 December 2021.

The return of oil consumption at a global scale was going to be a key driver to freight market recovery in 2021. When COVID vaccinations started being administered throughout the world, this recovery seemed to be imminent. Unfortunately, this did not evolve at the pace desired or expected.

The first half of 2021 was still impacted by a static and relatively low oil and related product consumption averaging just 96 million barrels per day. This compared to pre-COVID highs of more than 105 million barrels for Q4 2019. Some control over the virus from Q3 2021 onwards delivered small but sequential improvement in freight rates. Demand for oil was also boosted during Q4 by extreme price increases and volatility in energy and fuel prices.  This prompted some substitution into oil and an increase in oil demand. While estimates vary, this event has resulted in an additional oil demand of 1 million barrels per day.

In early 2021, Euronav took the opportunity to counter cyclically invest by taking over a number of resale contracts for new vessels and proactively ordering new tonnage. This totalled 8 new vessels during 2021, with all vessels to be scrubber fitted and “future proofed” via investment in vessel infrastructure allowing later retrofitting of new technologies as and when they become available. Prices today are 25% higher for such tonnage and this investment represents a 15% increase in our fleet size on an underlying basis.

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

The year also saw global oil inventories decline significantly, and all major OECD hubs saw commercial crude oil stocks fall below the 5-year range. Replenishment of these reserves is necessary at a time when energy security has become a key issue following the Russian invasion of Ukraine at the end of the year.
Oil supply is another important factor in the recovery of the freight market. Production cuts began to taper in May 2021 and the OPEC alliance has gradually added more oil supply to the market progressively. This started to become visible to the tanker market going into the fourth quarter of 2021, as cargo numbers started to reflect the recovery in the oil market. The Arabian Gulf in particular is seeing crude cargo liftings on VLCCs approach the levels seen before the pandemic.

On the vessel supply side of the equation, the market remained oversupplied of tonnage. Historical precedents suggest that during periods of challenging freight rates, tanker owners are induced to recycle their older tonnage, therefore reducing the global trading fleet. While we saw some fleet exits during the year, this was not to the extent that history may have predicted. Some analysts suggest that older tonnage has instead been used for 'illicit trade' that has developed around sanctioned cargoes, therefore no longer being accessible for the regular commercial trade. A question remains as to whether these vessels will ever rejoin the commercial fleet, be it due to old age or because of now being earmarked as unlawful tonnage.

As for the contracting of new tonnage, the dual-fuel commitment from owners reflects the growing structural focus on emissions reduction from participants across the industry, from investors to charterers, to financiers. This will in turn increase pressure on older, higher emission tonnage with the potential to drive a strong phaseout programme at some point. In the second half of the year no new orders were placed in either segment. Alternative shipping sectors, such as container liners and dry bulk carriers, have experienced an earnings boom through 2021 and much of the extra cash has been invested in new tonnage of these types. This left tanker owners unable to compete with increasing newbuilding prices and many yards are now full into 2025. The new supply picture until then is therefore very clear and supportive of an improving tonnage balance in the near to medium term.

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

2021 Key figures

In order to improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been revised. (*)

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2021	Fourth Quarter 2020 *	Full Year 2021	Full Year 2020 *

Revenue	117,423	134,284	419,770	1,210,341
Other operating income	3,143	2,260	10,255	10,112

Voyage expenses and commissions	(35,223)	(26,938)	(118,808)	(125,430)
Vessel operating expenses	(51,568)	(55,292)	(220,706)	(218,390)
Charter hire expenses	(1,552)	(704)	(9,750)	(7,954)
General and administrative expenses	(7,933)	(11,670)	(32,408)	(37,333)
Net gain (loss) on disposal of tangible assets	4,500	(1)	15,068	22,727
Depreciation	(85,982)	(77,848)	(344,994)	(319,751)

Net finance expenses	(20,085)	(17,135)	(80,607)	(70,057)
Share of profit (loss) of equity accounted investees	5,892	(4,741)	22,976	10,917
Result before taxation	(71,385)	(57,785)	(339,204)	475,182

Tax benefit (expense)	(797)	(419)	427	(1,944)
Profit (loss) for the period	(72,180)	(58,204)	(338,777)	473,238

Attributable to: Owners of the Company	(72,180)	(58,204)	(338,777)	473,238

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Tankers	(78,249)	(54,830)	(364,045)	463,536
FSO	6,069	(3,374)	25,268	9,702
Result after taxation	(72,180)	(58,204)	(338,777)	473,238

Information per share:

(in USD per share)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Weighted average number of shares (basic) **	201,677,981	203,392,860	201,677,981	210,193,707
Result after taxation	(0.36)	(0.29)	(1.68)	2.25

**	The number of shares issued on 31 December 2021 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav on 31 December 2021 is 201,677,981.

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Profit (loss) for the period	(72,180)	(58,204)	(338,777)	473,238
+ Net interest expenses	19,881	16,483	80,006	69,086
+ Depreciation of tangible and intangible assets	85,982	77,848	344,994	319,751
+ Income tax expense (benefit)	797	419	(427)	1,944
EBITDA (unaudited)	34,480	36,546	85,796	864,019

+ Net interest expenses JV	616	1,064	2,937	4,806
+ Depreciation of tangible and intangible assets JV	3,108	3,710	12,333	20,274
+ Income tax expense (benefit) JV	631	8,943	2,636	10,266
Proportionate EBITDA	38,835	50,263	103,702	899,365

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Weighted average number of shares (basic)	201,677,981	203,392,860	201,677,981	210,193,707
Proportionate EBITDA	0.19	0.25	0.51	4.28

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2021, the Company realized a net loss of USD 72.2 million or USD 0.36 per share (fourth quarter 2020: a net loss of USD 58.2 million or USD 0.29 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 38.8 million (fourth quarter 2020: USD 50.3 million).

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020
VLCC
Average spot rate (in TI Pool)*	12,500	20,500	11,300	54,600
Average time charter rate**	46,900	44,700	46,500	39,700
SUEZMAX
Average spot rate***	11,300	12,300	11,100	39,100
Average time charter rate	30,400	29,300	29,800	29,600

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

Difference between the preliminary results and final results
The final result of USD (338.8) million reported is USD 0.4 million better than the preliminary results reported on 3 February 2022 of USD (339.2) million. This difference is related to the integration of 2021 results of our joint ventures TI LLC and TUKA Ltd. Furthermore, some balance sheet reclassifications have been processed without impact on the net result to improve presentation

Procedures of the independent auditor
The statutory auditor, KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Herwig Carmans, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material misstatement in the accounting information included in the Company’s annual announcement.

Euronav highlights in 2021

January
On 11 January 2021 Euronav became a signatory of the ‘Neptune Declaration on Seafarer Wellbeing and Crew Change’.

On 27 January 2021, Euronav was included in the Bloomberg Gender-Equality Index (“GEI”) for the fourth consecutive year and managed to improve her score.

February
On 3 February 2021 Euronav entered into an agreement for the acquisition through resale of two eco-Suezmax newbuilding contracts.

On 23 February 2021 Euronav announced that it has entered into a sale and leaseback agreement for the VLCC Newton (2009 – 307,284 dwt).

On 24 February 2021 Euronav held its second virtual naming ceremony for the inauguration of Doris and Dickens.

March
On 1 March 2021, Euronav became a member of the Maritime Anti-Corruption Network.

April
On 12 April 2021 Euronav signed an EUR 80 million unsecured revolving credit facility.

On 22 April 2021 Euronav entered into an agreement for the acquisition through resale of two VLCC newbuilding contracts (with the option to add a third).

June
On 7 June 2021, Euronav announced that the Suezmax Filikon (2002 – 149,989 dwt) was sold for USD 16.3 million and delivered to her new owners on June 4th.

July
On 6 July 2021 Euronav announced a Joint Development Program to help accelerate the development of dual fuel Ammonia (NH3) fitted VLCC and Suezmax vessels.

On 6 July 2021 Euronav confirmed that it has entered into new contracts for the construction of 3 Suezmax newbuildings and that it had lifted the option to build a third VLCC.

September
On 2 September 2021 Euronav Luxembourg S.A., a wholly owned subsidiary of Euronav NV, announced a successful placement of USD 200 million senior unsecured bonds.

On 28 September 2021 Euronav became a signatory of the 'Call to Action for Shipping Decarbonization'.

October
On 7 October 2021 Euronav successfully completed a B30 biofuel test on the Suezmax Statia (2006 – 150,205 dwt).

November
On 18 November 2021 Euronav successfully concluded a four-month trial of a B50 biofuel blend on the Suezmax Marlin Sardinia (2019 – 156,607 dwt).

December
On 2 December 2021 Euronav signed an EUR 73.45 million unsecured revolving credit facility.

On 9 December 2021 Euronav obtained a ‘B’-score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP).

On 14 December 2021 Euronav held its virtual naming ceremony to welcome Cedar and Cypress.

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

Events occurred after the end of the financial year ending
31 December 2021

In January, two newbuilding Suezmaxes, Cedar and Cypress, joined our fleet. Cedar was delivered on the 7th of January and Cypress on the 20th of January. Both were constructed at Daehan Shipbuilding (DHSC) in South Korea.

On 26 January 2022, Euronav announced that the company will book a USD 18 million capital gain on disposal of assets upon the redelivery of 4 VLCCs, which occurs at the maturity of a five-year sale and leaseback agreement. The four VLCCs are: the Nautilus (2006; 307,284 dwt), Navarin (2007; 307,284 dwt), Neptun (2007; 307,284 dwt) and the Nucleus (2007; 307,284 dwt). As the first ship was redelivered on 15 December 2021, USD 4.5 million was booked in the fourth quarter of 2021, whereas the remaining USD 13.5 million will be booked in the first quarter of 2022.

On January 27, Euronav was included in the annual Bloomberg Gender-Equality Index (GEI), for the fifth consecutive year. The GEI provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors.

Euronav is one of 414 companies with a combined market capitalization of USD 1 trillion, headquartered in 45 countries and regions across 11 sectors, that are included in this year’s index. The Company’s score is 62.84%, which is higher than the average score of the Transportation and Logistics sector of 47.61%.

On March 18, 2022, the Company announced that the Financial Supervisory Authority of Norway has approved the base prospectus with appendices prepared by Euronav Luxembourg S.A. (“Euronav Luxembourg”) in connection with the listing on the Oslo Stock Exchange of Euronav Luxembourg’s USD 200 million senior unsecured bonds, due September 2026. The USD 200 million senior unsecured bonds, issued by Euronav Luxembourg and guaranteed by the Company, are listed on the Oslo Stock Exchange as of March 22, 2022

Recent developments in the Ukraine region have contributed to further economic instability in the global financial markets and international commerce. At the time of writing this press release, the outcome was not clear and the Company acknowledges that any escalation could potentially affect the shipping industry.

In February 2022, US and EU led economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region. These sanctions may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities.

The invasion and subsequent war between Russia and Ukraine will impact our business in the following areas:

Freight rates – due to the self-sanctioning being performed by oil traders, refiners, and shippers of Russian petroleum products, the market has evolved short term towards longer tonnage and different cargo specifications. The longer-term prognosis is that ton miles may increase due to the adjustment of trade flows to compensate refineries and markets for the lack of Russian oil flows. The Company has suspended its operations with Russian customers, which represents an insignificant portion of the Company’s turnover (below 5%).

Bunker Fuel Cost – the price of marine fuels has increased as a consequence of the conflict and is anticipated to remain elevated for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels, making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level pre-invasion, but has begun to correct as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

Cybersecurity risks have increased, and the Company took additional measures.

Crew issues – the current conflict makes the ability to perform regular crew changes problematic, as travel may not be available nor the ability to repatriate a crew member to his or her home. This could impact operations of vessels as new officers and crews which may not have the familiarity of the vessel are joining. This could result in an extra crew cost on a yearly basis of max USD 500000.

Going forward, it remains difficult to estimate the future impact of this war situation in the economies where we are active, and hence difficult to quantify the impact these factors might have on our financial results.

COVID-19 update and impact on oil demand
The COVID-19 outbreak from early 2020 impacted many countries around the world and disrupted the lives of many millions of people. The Company has been taking the risks associated with the outbreak extremely seriously, and the safety and wellbeing of its employees is of paramount importance.

In that respect, the biggest operational challenge was to conduct crew changes. Apart from serious humanitarian and crew welfare concerns, there is an increasing risk that fatigue will lead to serious maritime accidents. To resolve the difficult situation, Euronav’s management decided to accommodate deviations by ships to facilitate crew changes.

Many Euronav employees shifted from office to remote working in no time. We explicitly want to mention and are proud of the reaction of our people, where our global workforce bonded together to support one another.

Going forward, it remains difficult to estimate the future impact of the pandemic on the economies where we are active, and hence the impact these factors might have on the financial results.

Financial calendar 2022

14 April 2022
Annual report 2021 available on website

12 May 2022
Announcement of first quarter results 2022

19 May 2022
Annual General Meeting of Shareholders

04 August 2022
Announcement of second quarter results 2022

9 August 2021
Half year report 2022 available on website

27 October 2022
Announcement of third quarter results 2022

02 February 2023
Announcement of fourth quarter results 2022

The Supervisory Board, represented by Carl E. Steen, its Chairman, and the Management Board, represented by Hugo De Stoop, Chief Executive Officer, and Lieve Logghe, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2021 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Supervisory Board and the Management Board:

Hugo De Stoop	Carl E. Steen
Chief Executive Officer	Chairman of the Supervisory Board

PRESS RELEASE Regulated information Wednesday 31 March 2022 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual report 2021 available on website: Thursday 14 April 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 41 VLCCs (three to be delivered), 27 Suezmaxes (of which one is in a joint venture, two vessels that are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
 (in thousands of USD)

	December 31, 2021	December 31, 2020
ASSETS

Non-current assets
Vessels	2,967,787	2,865,308
Assets under construction	181,293	207,069
Right-of-use assets	29,001	52,955
Other tangible assets	1,218	1,759
Intangible assets	186	161
Receivables	55,639	55,054
Investments in equity accounted investees	72,446	51,703
Deferred tax assets	1,546	1,357

Total non-current assets	3,309,116	3,235,366

Current assets
Bunker inventory	69,035	75,780
Trade and other receivables	237,745	214,479
Current tax assets	99	136
Cash and cash equivalents	152,528	161,478

Total current assets	459,407	451,873

TOTAL ASSETS	3,768,523	3,687,239

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	453	935
Hedging reserve	2,396	(7,456)
Treasury shares	(164,104)	(164,104)
Retained earnings	180,140	540,714

Equity attributable to owners of the Company	1,960,582	2,311,786

Non-current liabilities
Bank loans	1,175,835	836,318
Other notes	196,895	198,279
Other borrowings	86,198	100,056
Lease liabilities	16,759	21,172
Other payables	3,490	6,893
Employee benefits	6,839	7,987
Provisions	892	1,154

Total non-current liabilities	1,486,908	1,171,859

Current liabilities
Trade and other payables	83,912	85,150
Current tax liabilities	366	629
Bank loans	29,313	20,542
Other notes	67,025	—
Other borrowings	117,863	51,297
Lease liabilities	22,292	45,749
Provisions	262	227

Total current liabilities	321,033	203,594

TOTAL EQUITY and LIABILITIES	3,768,523	3,687,239

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2021	2020 *
	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Shipping income
Revenue	419,770	1,210,341
Gains on disposal of vessels/other tangible assets	15,068	22,728
Other operating income	10,255	10,112
Total shipping income	445,093	1,243,181

Operating expenses
Voyage expenses and commissions	(118,808)	(125,430)
Vessel operating expenses	(220,706)	(218,390)
Charter hire expenses	(9,750)	(7,954)
Loss on disposal of vessels/other tangible assets	—	(1)
Depreciation tangible assets	(344,904)	(319,652)
Depreciation intangible assets	(90)	(99)
General and administrative expenses	(32,408)	(37,333)
Total operating expenses	(726,666)	(708,859)

RESULT FROM OPERATING ACTIVITIES	(281,573)	534,322

Finance income	14,934	21,496
Finance expenses	(95,541)	(91,553)
Net finance expenses	(80,607)	(70,057)

Share of profit (loss) of equity accounted investees (net of income tax)	22,976	10,917

PROFIT (LOSS) BEFORE INCOME TAX	(339,204)	475,182

Income tax benefit (expense)	427	(1,944)

PROFIT (LOSS) FOR THE PERIOD	(338,777)	473,238

Attributable to:
Owners of the company	(338,777)	473,238

Basic earnings per share	(1.68)	2.25
Diluted earnings per share	(1.68)	2.25

Weighted average number of shares (basic)	201,677,981	210,193,707
Weighted average number of shares (diluted)	201,773,240	210,206,403

* In order to improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been revised.

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2021	2020
	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020

Profit/(loss) for the period	(338,777)	473,238

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	1,453	(97)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(482)	636
Cash flow hedges - effective portion of changes in fair value	9,852	(2,873)
Equity-accounted investees - share of other comprehensive income	951	(2)

Other comprehensive income (expense), net of tax	11,774	(2,336)

Total comprehensive income (expense) for the period	(327,003)	470,902

Attributable to:
Owners of the company	(327,003)	470,902

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	473,238	473,238
Total other comprehensive income (expense)	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income (expense)	—	—	636	(2,873)	—	473,139	470,902

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(352,483)	(352,483)
Treasury shares acquired	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,483)	(470,971)

Balance at December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(338,777)	(338,777)
Total other comprehensive income (expense)	—	—	(482)	9,852	—	2,404	11,774
Total comprehensive income (expense)	—	—	(482)	9,852	—	(336,373)	(327,003)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Condensed consolidated statement of cash flows
(in thousands of USD)

	2021	2020
	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Cash flows from operating activities
Profit (loss) for the period	(338,777)	473,238

Adjustments for:	386,903	357,720
Depreciation of tangible assets	344,904	319,652
Depreciation of intangible assets	90	99
Provisions	(227)	(388)
Income tax (benefits)/expenses	(427)	1,944
Share of profit of equity-accounted investees, net of tax	(22,976)	(10,917)
Net finance expense	80,607	70,057
(Gain)/loss on disposal of assets	(15,068)	(22,727)

Changes in working capital requirements	(20,504)	180,576
Change in cash guarantees	8	(12,339)
Change in inventory	6,745	107,602
Change in receivables from contracts with customers	(25,485)	85,830
Change in accrued income	(331)	12,667
Change in deferred charges	(1,285)	(263)
Change in other receivables	4,070	(3,826)
Change in trade payables	(1,215)	4,490
Change in accrued payroll	(3,689)	2,536
Change in accrued expenses	2,698	(10,675)
Change in deferred income	(5,594)	(4,645)
Change in other payables	2,953	(148)
Change in provisions for employee benefits	621	(653)

Income taxes paid during the period	12	78
Interest paid	(60,999)	(56,084)
Interest received	3,425	6,723
Dividends received from equity-accounted investees	4,635	7,534

Net cash from (used in) operating activities	(25,305)	969,785

Acquisition of vessels and vessels under construction	(413,062)	(224,904)
Proceeds from the sale of vessels	55,844	78,075
Acquisition of other tangible assets	(142)	(285)
Acquisition of intangible assets	(115)	(221)
Loans from (to) related parties	2,242	26,443
Proceeds from sale (Purchase of) of shares in equity-accounted investees	—	2,000
Lease payments received from finance leases	1,987	1,786

Net cash from (used in) investing activities	(353,246)	(117,106)

(Purchase of) Proceeds from sale of treasury shares	—	(118,488)
Proceeds from new borrowings	1,509,580	893,827
Repayment of borrowings	(726,032)	(994,989)
Repayment of lease liabilities	(54,928)	(37,779)
Repayment of commercial paper	(303,426)	(359,295)
Repayment of sale and leaseback	(22,667)	(22,853)
Transaction costs related to issue of loans and borrowings	(4,422)	(8,083)
Dividends paid	(24,212)	(352,041)

Net cash from (used in) financing activities	373,893	(999,701)

Net increase (decrease) in cash and cash equivalents	(4,658)	(147,022)

Net cash and cash equivalents at the beginning of the period	161,478	296,954
Effect of changes in exchange rates	(4,292)	11,546

Net cash and cash equivalents at the end of the period	152,528	161,478

of which restricted cash	—	—